Exhibit 99.1

SIMCERE PHARMACEUTICAL GROUP REPORTS PRELIMINARY UNAUDITED SECOND QUARTER 2012 RESULTS

NANJING, CHINA, August 10, 2012 — Simcere Pharmaceutical Group (“Simcere” or the “Company”) (NYSE: SCR), a leading pharmaceutical company specializing in the development, manufacturing, and marketing of branded generic and proprietary pharmaceuticals in China, today reported preliminary unaudited financial results for the quarter ended June 30, 2012.

Highlights

•                      Total revenue was RMB528.7 million (US$83.2 million) for the second quarter of 2012, compared to RMB546.4 million for the same period in 2011, representing a decrease of 3.2%. For the first six months of 2012, total revenue was RMB1,016.3 million (US$160.0 million), representing a decrease of 1.2% from RMB1,028.6 million for the same period in 2011.

•                      Gross margin for the second quarter of 2012 was 83.9%, compared to 84.9% for the same period in 2011. For the first six months of 2012, gross margin was 83.0%, compared to 84.4% for the first six months of 2011.

•                      Income from operations was RMB41.6 million (US$6.5 million) for the second quarter of 2012, compared to RMB79.9 million for the same period in 2011, representing a decrease of 48.0%. For the first six months of 2012, income from operations was RMB84.8 million (US$13.4 million), which represented a decrease of 22.6% from RMB109.6 million for the same period in 2011.

•                      Net income attributable to Simcere was RMB27.0 million (US$4.2 million) for the second quarter of 2012, a decrease of 63.4% from RMB73.7 million for the same period in 2011. For the first six months of 2012, net income attributable to Simcere was RMB55.6 million (US$8.8 million), which represented a decrease of 45.3% from RMB101.6 million for the same period in 2011.

Mr. Jinsheng Ren, Chairman and Chief Executive Officer of Simcere Pharmaceutical Group said, “In the second quarter of 2012, Simcere’s revenue and gross margin remained largely stable. While sales of edaravone, Endu and Sinofuan continued to grow compared with the first quarter of 2012, year-over-year sales performance was below our expectation. During the quarter, we increased our marketing efforts for branded generic drugs such as Zailin, Yingtaiqing and Biqi which helped drive sales growth in these key products but impacted profitability.”

“In the second quarter, we were encouraged by sales of our new Category 1 drug Iremod and Shanghai Celgen’s biogeneric drug Qiangke,” continued Mr. Ren. “We also received approval to initiate clinical studies for our oncology drug candidate Thiophenib and continue to see strong progress with the four additional new drug candidates currently under clinical trials.”

2012 Second Quarter Financial Results

Total revenue for the second quarter of 2012 was RMB528.7 million (US$83.2 million), compared to RMB546.4 million for the same period in 2011, representing a decrease of 3.2%. For the first six months of 2012, total revenue was RMB1,016.3 million (US$160.0 million), representing a decrease of 1.2% from RMB1,028.6 million for the same period in 2011.

The tables below set forth the Company’s top 10 products by revenue for the three months ended June 30, 2012 and six months ended June 30, 2012:

In Thousands

		Three months ended June 30, 2012			Three months ended June 30, 2011
				% of total		% of total
Products	Therapeutic Area	RMB	USD	revenue	RMB	revenue	Change
Edaravone	Neuroscience	177,825	27,991	33.6%	217,934	39.9%	(18.4)%
Endu	Oncology	66,779	10,511	12.6%	70,021	12.8%	(4.6)%
Zailin	Infectious Disease	61,630	9,701	11.7%	43,762	8.0%	40.8%
Yingtaiqing	Inflammation	43,928	6,915	8.3%	45,909	8.4%	(4.3)%
Sinofuan	Oncology	41,683	6,561	7.9%	52,974	9.7%	(21.3)%
Biqi	Gastroenterology	26,812	4,220	5.1%	19,689	3.6%	36.2%
Jiebaishu	Oncology	19,507	3,071	3.7%	16,438	3.0%	18.7%
Anqi	Infectious Disease	14,881	2,342	2.8%	18,043	3.3%	(17.5)%
Anxin	Infectious Disease	14,775	2,326	2.8%	14,371	2.6%	2.8%
Kechuanning	Respiratory	10,672	1,680	2.0%	10,453	1.9%	2.1%
Others		50,242	7,908	9.5%	36,769	6.8%	36.6%
Total		528,734	83,226	100.0%	546,363	100.0%	(3.2)%

		Six months ended June 30, 2012			Six months ended June 30, 2011
				% of total		% of total
Products	Therapeutic Area	RMB	USD	revenue	RMB	revenue	Change
Edaravone	Neuroscience	338,728	53,318	33.3%	406,662	39.5%	(16.7)%
Endu	Oncology	123,128	19,381	12.1%	119,656	11.6%	2.9%
Zailin	Infectious Disease	121,662	19,150	12.0%	105,245	10.2%	15.6%
Sinofuan	Oncology	80,973	12,746	8.0%	82,355	8.0%	(1.7)%
Yintaiqing	Inflammation	77,075	12,132	7.6%	86,635	8.4%	(11.0)%
Biqi	Gastroenterology	48,720	7,669	4.8%	41,816	4.1%	16.5%
Jiebaishu	Oncology	34,734	5,467	3.4%	29,820	2.9%	16.5%
Anqi	Infectious Disease	30,655	4,825	3.0%	34,910	3.4%	(12.2)%
Anxin	Infectious Disease	30,289	4,768	3.0%	25,668	2.5%	18.0%
Kechuanning	Respiratory	24,542	3,863	2.4%	23,960	2.3%	2.4%
Others		105,837	16,659	10.4%	71,838	7.1%	47.3%
Total		1,016,343	159,978	100.0%	1,028,565	100.0%	(1.2)%

For more information about the above products, please visit our corporate website: www.simcere.com.

Gross margin for the second quarter of 2012 was 83.9%, compared to 84.9% for the same period in 2011. For the first six months of 2012, gross margin was 83.0%, compared to 84.4% for the first six months of 2011.

Research and development expenses for the second quarter of 2012 totaled RMB55.0 million (US$8.7 million) which represented an increase of 36.9% from RMB40.1 million for the same period in 2011. This increase was due primarily to the increased expenditure on on-going research and development projects, as well as a reduction of RMB5.5 million in government research and development grants recognized compared with the same period in 2011. As a percentage of total revenue, research and development expenses increased to 10.4% for the second quarter of 2012 from 7.3% for the same period in 2011. For the first six months of 2012, research and development expenses totaled RMB103.2 million (US$16.3 million), compared to RMB82.7 million for the same period in 2011.

Sales, marketing and distribution expenses for the second quarter of 2012 were RMB291.4 million (US$45.9 million), which represented an increase of 0.9% from RMB288.9 million for the same period in 2011. As a percentage of total revenue, sales, marketing and distribution expenses increased to 55.1% for the second quarter of 2012 from 52.9% for the same period in 2011. This increase was due primarily to increased spending on promotional activities for branded generic pharmaceutical products, such as Zailin, Yingtaiqing and Biqi. For the first six months of 2012, sales, marketing and distribution expenses were RMB550.2 million (US$86.6 million), which represented a decrease of 0.6% from RMB553.3 million for the same period in 2011.

General and administrative expenses were RMB55.7 million (US$8.8 million) for the second quarter of 2012, which represented a decrease of 25.3% from RMB74.7 million for the same period in 2011. As a percentage of total revenue, general and administrative expenses decreased to 10.5% for the second quarter of 2012 from 13.7% for the same period in 2011. For the first six months of 2012, general and administrative expenses were RMB120.8 million (US$19.0 million), which represented a decrease of 15.4% from RMB142.8 million for the same period in 2011.

Share-based compensation expenses, which were allocated to research and development expenses, sales, marketing and distribution expenses, and general and administrative expenses, based on the nature of the work that the relevant employee was assigned to perform, totaled RMB2.7 million (US$0.4 million) for the second quarter of 2012. Share-based compensation expenses for the second quarter of 2011 were RMB7.8 million. The decrease was primarily due to the expiration of the first and second batches of restricted shares. For the first six months of 2012, share-based compensation expenses totaled RMB6.5 million (US$1.0 million), which represented a decrease of 56.7% from RMB15.1 million for the same period in 2011.

Income from operations was RMB41.6 million (US$6.5 million) for the second quarter of 2012, representing a decrease of 48.0% from RMB79.9 million for the same period in 2011, which was primarily due to a decrease in revenue. The Company recorded other operating income of RMB20.0 million in the second quarter of 2011 in connection with the settlement with former shareholders of Jiangsu Quanyi Biological Technology Stock Co., Ltd (“Jiangsu Quanyi”) regarding the Company’s 2009 acquisition of a 37.5% equity interest in Jiangsu Quanyi. For the first six months of 2012, income from operations was RMB84.8 million (US$13.4 million), which represented a decrease of 22.6% from RMB109.6 million for the same period in 2011.

Income tax expense for the second quarter of 2012 was RMB0.3 million (US$0.04 million), compared to income tax expense of RMB0.7 million for the same period in 2011. For the first six months of 2012, income tax expense was RMB2.9 million (US$0.5 million), compared to RMB5.8 million for the same period in 2011.

Net income attributable to Simcere was RMB27.0 million (US$4.2 million) for the second quarter of 2012, compared to RMB73.7 million for the same period in 2011. Net margin, representing net income attributable to Simcere divided by total revenue, was 5.1% for the second quarter of 2012, compared to 13.5% for the same period in 2011. For the first six months of 2012, net income attributable to Simcere was RMB55.6 million (US$8.8 million), which represented a decrease of 45.3% from RMB101.6 million for the same period in 2011. Net margin for the first six months of 2012 was 5.5%, compared to 9.9% for the same period in 2011.

Basic and diluted earnings per American Depository Share (“ADS”) for the second quarter of 2012 were RMB0.50 (US$0.08) and RMB0.50 (US$0.08), respectively. Basic and diluted earnings per ADS for the first six months of 2012 were RMB1.03 (US$0.16) and RMB1.03 (US$0.16), respectively. One ADS represents two ordinary shares of the Company.

As of June 30, 2012, the Company had cash, cash equivalents and restricted cash of RMB288.7 million (US$45.4 million), compared to RMB262.6 million as of December 31, 2011.

Financial Information

The preliminary unaudited condensed consolidated statements of income and balance sheets accompanying this press release have been prepared by management using U.S. GAAP. This preliminary financial information is not intended to fully comply with U.S. GAAP because it does not present all of the financial information and disclosures required by U.S. GAAP.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions. In particular, the quotations from management in this press release contain forward-looking statements. These forward looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Further information regarding these and other risks is included in Simcere’s filings with the U.S. Securities and Exchange Commission at www.sec.gov. Simcere does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Conference Call

Simcere Pharmaceutical Group will host a conference call to discuss the Company’s results for the second quarter of 2012 on Friday, August 10, at 8:00 a.m. Eastern Time (Friday, August 10 at 8:00 p.m. Beijing/Hong Kong time). The management team will be on the call to discuss the results for the second quarter of 2012 and to answer questions.

To access the conference call, please dial:

International toll:	+65.6723.9381
United States toll-free:	+1.866.519.4004
United States toll:	+1.718.354.1231
China Domestic toll:	800.819.0121
China Domestic mobile toll:	400.620.8038
Hong Kong toll:	+852.2475.0994

Please ask to be connected to Q2 2012 Simcere Pharmaceutical Group Earnings Conference Call and provide the following passcode: 15292591.

Simcere will also broadcast a live audio webcast of the conference call. The broadcast will be available by visiting the “Investor Relations” section of the company’s web site at www.simcere.com.

Following the earnings conference call, an archive of the call will be available by dialing:

United States toll-free:	+1.866.214.5335
United States toll:	+1.718.354.1232

The passcode for replay participants is 15292591. The telephone replay also will be archived on the “Investor Relations” section of the company’s web site for seven days following the earnings announcement.

About Simcere Pharmaceutical Group

Simcere Pharmaceutical Group (NYSE:SCR, Simcere) is a leading pharmaceutical company specializing in the development, manufacturing, and marketing of branded and proprietary pharmaceuticals in China. Simcere concentrates its research and development efforts on the treatment of diseases with high incidence and/or mortality rates and for which there is a clear demand for more effective pharmacotherapy such as cancer, strokes, cardiovascular disease, infectious diseases and pain. For more information about Simcere Pharmaceutical Group, please visit www.simcere.com.

Investor and Media Contacts:

Email: ir@simcere.com

In Nanjing:	In the United States:
Yehong Zhang	Cindy Zheng
President	Brunswick Group
Simcere Pharmaceutical Group	Tel: 1-212-333-3810
Tel: 86-25-8556-6666 ext 8857

In Beijing:	In Hong Kong:
Yue Yu	Joseph Lo Chi-Lun
Brunswick Group	Brunswick Group
Tel: 86-10-5960-8600	Tel: 852-3512-5000

SIMCERE PHARMACEUTICAL GROUP

PRELIMINARY UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(AMOUNTS EXPRESSED IN THOUSANDS, EXCEPT SHARE AND ADS DATA)

	Three months ended June 30,			Six months ended June 30,
	2011	2012	2012	2011	2012	2012
	RMB	RMB	USD	RMB	RMB	USD
Product revenue	546,363	528,734	83,226	1,028,565	1,016,343	159,978
Total revenue	546,363	528,734	83,226	1,028,565	1,016,343	159,978
Cost of materials and production	(82,761)	(85,115)	(13,398)	(160,234)	(172,953)	(27,223)
Gross profit	463,602	443,619	69,828	868,331	843,390	132,755

Operating expenses:
Research and development	(40,147)	(54,956)	(8,650)	(82,729)	(103,242)	(16,251)
Sales, marketing and distribution	(288,855)	(291,366)	(45,863)	(553,250)	(550,158)	(86,598)
General and administrative	(74,661)	(55,740)	(8,774)	(142,798)	(120,822)	(19,018)
Other operating income	20,000	—	—	20,000	15,650	2,463
Income from operations	79,939	41,557	6,541	109,554	84,818	13,351

Interest income	1,310	1,180	186	2,362	2,041	321
Interest expense	(10,001)	(19,669)	(3,096)	(19,405)	(39,862)	(6,274)
Foreign currency exchange gains (losses)	2,142	(546)	(86)	3,717	(603)	(95)
Other income	1,099	108	17	7,522	4,189	659
Equity in losses of equity method affiliated company	(3,427)	(2,383)	(375)	(6,599)	(4,926)	(775)
Earnings before income taxes	71,062	20,247	3,187	97,151	45,657	7,187

Income tax expense	(711)	(256)	(40)	(5,802)	(2,893)	(456)
Net Income	70,351	19,991	3,147	91,349	42,764	6,731

Less: Net loss attributable to the noncontrolling interest	3,355	6,983	1,099	10,247	12,834	2,020
Net income attributable to Simcere	73,706	26,974	4,246	101,596	55,598	8,751

Earnings per share attributable to Simcere:
Basic	0.69	0.25	0.04	0.95	0.51	0.08
Diluted	0.67	0.25	0.04	0.92	0.51	0.08

Earnings per ADS attributable to Simcere:
Basic	1.38	0.50	0.08	1.90	1.03	0.16
Diluted	1.33	0.50	0.08	1.84	1.03	0.16

Weighted average number of common shares:
Basic	106,903,665	107,834,280	107,834,280	106,857,024	108,136,224	108,136,224
Diluted	110,578,606	107,961,891	107,961,891	110,501,057	108,329,408	108,329,408

SIMCERE PHARMACEUTICAL GROUP

PRELIMINARY UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(AMOUNTS EXPRESSED IN THOUSANDS)

	December 31,	June 30,	June 30,
	2011 RMB	2012 RMB	2012 USD

Assets
Current assets
Cash, cash equivalents and restricted cash	262,557	288,671	45,439
Bills receivable	814,822	632,564	99,569
Accounts receivable, net	462,050	421,883	66,407
Inventories	126,708	124,392	19,580
Other current assets	181,196	185,411	29,185
Total current assets	1,847,333	1,652,921	260,180
Property, plant and equipment, net	925,815	905,436	142,521
Land use rights	139,707	138,106	21,739
Goodwill and intangible assets, net	648,408	631,394	99,385
Investments in and advance to an affiliated company	91,355	86,857	13,672
Other non-current assets	81,499	89,401	14,072
Total assets	3,734,117	3,504,115	551,569
Liabilities
Current liabilities
Short-term borrowings and current portion of long-term borrowings	816,150	755,000	118,842
Accounts payable	52,191	40,782	6,419
Bills payable	28,379	20,000	3,148
Other payables and accrued liabilities	565,827	429,067	67,538
Total current liabilities	1,462,547	1,244,849	195,947
Long-term borrowings, excluding current portion	—	2,000	315
Deferred tax liabilities	46,248	43,751	6,887
Other liabilities	31,625	32,141	5,059
Total liabilities	1,540,420	1,322,741	208,208
Shareholders’ equity
Simcere shareholders’ equity
Ordinary shares at par	8,532	8,401	1,322
Additional paid-in capital	954,750	899,850	141,642
Accumulated other comprehensive loss	(104,608)	(104,384)	(16,431)
Retained earnings	1,197,507	1,252,825	197,202
Total equity attributable to Simcere	2,056,181	2,056,692	323,735
Noncontrolling interest	137,516	124,682	19,626
Total shareholders’ equity	2,193,697	2,181,374	343,361
Commitments and contingencies
Total liabilities and shareholders’ equity	3,734,117	3,504,115	551,569

Note: The conversions of Renminbi (RMB) into United States dollars (USD) as at the reporting dates are based on the noon buying rate of USD1.00 = RMB6.3530 on June 30, 2012 as set forth in the H. 10 statistical release of the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on the reporting dates.